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WATER FOR THE WORLD

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CARIPUR H2O

cwtvi.com Atlanta GA

Technology | Software | Food | Minority Owned | Clean Tech

LEAD INVESTOR

Donte Douglas Financial Advisor/ D & D Capital Management LLC

This device will change the world and the way we think about water purification across the globe. This water purification device will provide the ability for countries to finally have clean drinking that is safe to consume from their faucets. It will reduce the use of plastic since bottled watered will no longer be a necessity. This fact alone makes it an amazing invention for the environment. I am excited about the endless possibilities and the impact this device will make.

Invested $1,000 this round

Learn about Lead Investors

OVERVIEW | UPDATES | WHAT PEOPLE SAY 66 | ASK A QUESTION 2

Highlights

1. 1 awarded, 2 derivative patents pending for intelligent home & commercial water purification
2. Passive drinking water purification technology, self-cleaning, 7+ year operation, minimal maintenance
3. Scalable technology allows us to introduce lightweight backpack, boat, and RV systems, in Q3 2021
4. Removes waterborne bacteria, viruses, cysts, bad taste, chlorine, and heavy metals, and chemicals
5. Energy-efficient, install-and-forget technology that can run on A/C, DC, or Solar power
6. Water quality, Early Warning System with miniature multispectral water analysis technology.
7. Internet of Things with streaming real-time reporting via iOS or Android phone app
8. Founders spent 5 years creating GREEN Tech. that supports the most basic needs

Our Team

Nimon Bondurant C.E.O.

Finding my calling ... clean water for all, and finding a way to make it possible.

> We have all seen how quickly businesses can fail and how fast a community shuts down when a company picks up and moves. That is not our intent for one very simple reason, because I care and because CWT cares. We believe we have the potential to be larger than companies such as Google, Pixar, Tesla, and Uber because what we make preserves life.

Gershwain Sprauve Advisor - CARIBBEAN REGION

Alkin Paul Advisor - Water Systems

Tyson Bondurant Advisor - Finance



Richard King Advisor – Supply Chain Operations

Richard greatest accomplishment is leading and implementing state of the art technologies and processes that feeds the world.



GREG FLICKINGER Advisor – Supply Chain Operations



Paulo Leocadio Technology Advisor - A/I Developer

I find joy in finding innovative solutions to our daily routine problems, building top-performing teams across geographies, and achieving operational excellence. Strategic thinker.



J'on Simpson Data Scientist, Analytics Expert

J'on's greatest accomplishment is sharing knowledge of the analytic profession with friends and family. This knowledge has led to individuals landing multiple high paying analytic opportunities which led to financial freedom.



Trevor Storm Palmer

Pitch



Welcome to Caribbean Water Technologies (CWT)



CWT is a U.S. Virgin Islands (USVI) company and the first African American water purification company in the United States. We build advanced water purification technology. My name is Nimon Bondurant, inventor of the technology called "Caripur H2O."

Our water purification covers a broad array of commercial and residential applications.

Manufacturing/assembly includes building and expanding the core line of Caripur H2O "point-of-entry" home and business systems, with the introduction of portable and mobile devices in 2021.

Intelligent Our Caripur H2O purifiers are artificial intelligence-based and capable of measuring atmospheric, hydrologic, and system information, streaming up to 24 metrics and dimensions of environmental data in real time. This allows you to have some advance warning of system and water problems and tells us how to make our system better.

OUR TECHNOLOGY LINE

Caripur H2O Technology for Home and Business

Environmental water contamination is the leading worldwide cause of death and disease. Despite more awareness and action, 3.4 million people, mostly children, die annually from water-related diseases globally. In 2019, over 1,000 locations in 49 states confirmed cases of contamination by highly toxic fluorinated compounds called PFAS, better known as the "forever chemical."



Caripur H2O was invented to change the dynamic to put you on a footing of prevention, not reaction. Our technology draws a line at your home and business that removes living organisms like bacteria, viruses, parasites, and cysts along with chemicals such as chlorine, trace pharmaceuticals, PFAS, and heavy metals such as lead, chromium VI, silica, and bromine. Caripur H2O does not "treat"













the water; it removes impurities from the water.

Water Purification Technology for RVs and Boats

Have you ever wished you could purify water from the lake you are in, or from that pond, river, or lake your camper is parked at? With our portable technology coming out later in 2021, you can safely drink from any lake, pond, stream, river, or even swamp. It provides clear, clean, odorless, great tasting water exactly the way nature intended.

Coming in 2021

Nanofiltration-based portable, high-purity water purification that is designed to go with you wherever you may venture. Cleans most any fresh water source to 99.999% purity.

- Provides essential, safe drinking water during disasters and emergencies
- Can run on an onboard battery or direct off of external sources, including solar and AC/DC power
- Includes a solar charger and USB connection
- Built-in mini-computer manages the system integrity to ensure membranes don't fail and monitors the water quality, system integrity, and weather conditions
- Self-cleaning
- Dimensions: 10-1/4"L x 17-1/2"W x 23"H
- Weighs about 25 pounds

Water Purification Technology for Hiking and Camping

The intelligent **nanofiltration-based** "Carapace" backpack, coming out this year, will reliably purify up to 120 gallons of water per day of near-reverse-osmosis drinking water, removing living organisms, heavy metals, PFAS, chemicals, pesticides, particulates, and odors. The device includes NSF certified nanofiltration membranes.

Coming in 2021

- Nanofiltration based
- Encased in a hard or soft case
- Cleans most any fresh water source to 99.999% purity
- Provides essential, safe drinking water during disasters and emergencies
- Can run on a rechargeable onboard battery or direct off of external sources, including solar and AC/DC power
- Built-in mini-computer manages the system integrity to ensure membranes don't fail and monitors the water quality, system integrity, and even weather conditions
- Dimensions: 10-1/4"L x 17-1/2"W x 23"H
- Weighs about 18 pounds

Sales and Installations

Fire Station

Warehouse

Farm

Quad of Homes

Duplex

Single Family Home

Gershwain Sprauve

★★★★★

What an amazing piece of equipment! Water quality and taste is superior and I wish I had this in place a long time ago.

Brice Orange

★★★★★

We at the Etelman Observatory Research Center of the University of the Virgin Islands are immensely pleased with our Caripur unit.

Happy Customers

Julius Jackson

★★★★★

We are extremely pleased with the quality of water we got from our Caripur unit

Chris Markwood & Melissa Vanderburg

★★★★★

The water from our CariPur tastes great! We feel good about contributing to a greener world and sustainability, never needing to buy single use plastic water bottles again because we have clean, delicious, purified water from every faucet in our home.

Operations, Service, and Distribution

CWT will operate from the William D. Roebuck Industrial Park in St. Croix, USVI. CWT's mission extends beyond providing clean and safe water to communities; we are also investing in providing jobs in the communities we serve.











Our USVI location will be used for core operations:

- Final assembly
- Fulfillment and logistics
- Distribution and export
- Inventory and parts storage
- Front and back office operations
- Sales and marketing
- Warranty repair
- Engineering
- Analytics
- R&D

CARIPUR

CARIPUR
CARIPUR

Our Market and Global Trends

Demand in the residential sector is expected to grow exponentially

- Based on the end user, the market is categorized into commercial and residential. The residential users segment occupied a significant market share of 74.7% in 2018 and is expected to grow at a CAGR of 8.9% from 2019 to 2025.
- The water purifier industry has gained increased popularity among residential users, due to deteriorating water quality, a rise in urbanization, and a surge in the incidence of waterborne diseases and contamination.
- The commercial segment accounted for 25.3% market share in 2018 and is expected to grow at a CAGR of 10.4%, owing to a continued rise in the number of offices, schools, restaurants, and hotels around the globe.

GLOBAL WATER PURIFIER MARKET
BY END USER
2018
2025
Commercial
Residential
The RESIDENTIAL segment dominated the global Water Purifier market in 2018 and is expected to retain its dominance throughout the forecast period.

9

The Water Purifier Market

Overview

- The global water purifier market reached a value of **US$ 33.3 billion** in 2018. Water purifiers are used to remove impurities like toxins, bacteria, chemicals, harmful gases, and suspended solids from water. They reduce the concentration of particulate matter present in water and minimize the chances of acquiring waterborne diseases, thereby making the water fit for residential, commercial, and industrial purposes.
- The demand for these purifiers is being propelled worldwide on account of the **declining levels of potable water** along with **rapid urbanization** and **growing industrialization**. Apart from this, rising consumer awareness about the consumption of safe drinking water is positively influencing the sales of water purifiers on the global level.

Market Trends

- Hazardous materials released from the improper disposal of industrial waste as well as the excessive use of agrichemicals have resulted in the contamination of water bodies such as lakes, rivers, and oceans. Some of these pollutants comprise heavy metals, including zinc, lead, nickel, copper, cobalt, magnesium, cadmium, chromium, and molybdenum, which can cause kidney stones or blood disorders. As a result, there has been a rise in the demand for water purifiers to meet the requirement of clean water in the residential as well as industrial segments.

Source: https://www.imarcgroup.com/water-purifier-market

Competition Comparison

Product	Caripur H2O 005	Caripur H2O 010	US Water Defender	Promax Commercial water system	Axeon 4000
Weight	170 lb	350 lb	265 lb	170 lb	235 lb
Cost	$6995	$12,500	$16,658	$13,845	$4999
Technology	Microfiltration Ultrafiltration Advanced carbon block	Microfiltration Ultrafiltration Advanced carbon block	Microfiltration UV Reverse osmosis (RO) membrane	Microfiltration UV RO membrane	Microfiltration RO membrane
Capacity	13,200 gallons per day	23,000 gallons per day	8000 gallons per day	11,000 gallons per day	4000 gallons per day
Removes	Cysts, parasites, bacteria, viruses, chlorine, sediment, pesticides, herbicides, PFAS	Cysts, parasites, bacteria, viruses, chlorine, sediment, pesticides, herbicides, PFAS	Cysts, parasites, bacteria, viruses, chlorine, sediment, pesticides, herbicides, PFAS	Cysts, parasites, bacteria, viruses, chlorine, sediment, pesticides, herbicides, PFAS	Cysts, parasites, bacteria, viruses, chlorine, sediment, pesticides, herbicides, PFAS
% of water that is consumable	98%	98%	70%	50%	75%
Battery backup	Yes	Yes	No	No	No
Self-cleaning	Yes	Yes	Yes	Yes	No
Multispectral water quality analysis	Yes	Yes	No	No	No
Real-time system and water quality monitoring	Yes	Yes	No	No	No
Fully automated operation	Yes	Yes	Yes	Yes	Yes
Website	HERE	HERE	HERE	HERE	HERE

CARIBBEAN
WATER TECHNOLOGIES